UF 6-5-02

RECEIVED MAY 3 1 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 151

02022294

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thomas P. Reynolds Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway - The Atrium 31st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas S. Reynolds 212-742-1616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
(Name – *if individual, state last, first, middle name*)

88 Lakedale Drive Suite 3 (Address) Lawrenceville (City) NJ (State) 08648 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas S. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds Securities, LTD, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice President

Title

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities, Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2002

THOMAS P. REYNOLDS SECURITIES, LTD.

FINANCIAL HIGHLIGHTS
MARCH 31, 2002

	2002
NET LOSS	($208,352)
NET WORTH	607,596
CASH AND CASH EQUIVALENTS	355,797
CURRENT RATIO	8.70 : 1.0

MICHAEL T. REMUS
Certified Public Accountant
88 Lakedale Drive, Suite 3, Lawrenceville, NJ 08648
Tel: 609-393-7557
Fax: 609-393-7556

Independent Auditor's Report

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities, Ltd. as of March 31, 2002, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities, Ltd. as of March 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

May 28, 2002
Lawrenceville, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
March 31, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$355,797
Commissions and fees receivable	224,846
Prepaid payroll tax	167
Prepaid expenses	6,480
Total Current Assets	587,290
Office and Transportation Equipment	
Transportation equipment	153,477
Office furniture and equipment	78,709
	232,186
Accumulated depreciation	(160,100)
	72,086
Other Assets	
Security deposits	15,256
Total Assets	$674,632

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$16,188
Accrued expenses	50,848
Total Current Liabilities	67,036
Stockholders' Equity	
Common stock, no par, 200 shares, authorized and issued	1,000
Retained earnings	606,596
	607,596
Total Liabilities and Stockholders' Equity	$674,632

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2002

REVENUES	
Commission income, net of rebates	$1,491,842
Professional fees	695,050
Interest income	18,072
	2,204,964
OPERATING EXPENSES	
Salaries and Wages	1,587,211
Payroll taxes and benefits	96,897
Rent and utilities	134,149
Travel and entertainment	41,938
Office expense	47,481
Vehicle expense	23,378
Professional fees	15,286
Telephone	12,249
Pension	203,524
Insurance	12,133
Dues and fees	4,250
Sales and promotion	78,549
Outside services	59,335
Fees and licenses	7,320
School and training	4,813
Commissions	43,352
	2,371,866
Loss Before Depreciation and Income Taxes	(166,902)
Depreciation	41,450
Loss Before Benefit From Income Taxes	(208,352)
Benefit From Income Taxes	-
Net Loss	(208,352)
Retained Earnings - April 1, 2001	814,948
Retained Earnings - March 31, 2002	$606,596

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended March 31, 2002

Subordinated Liabilities at April 1, 2001	$ -
Increases	-
Decreases	-
Subordinated Liabilities at March 31, 2002	$ -

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2002

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
Balance at April 1, 2001	200	$1,000	$814,948	$815,948
Net Loss	-	-	(208,352)	(208,352)
Balance at March 31, 2002	200	$1,000	$606,596	$607,596

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($208,352)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	41,450
(Increase) Decrease in:	
Receivables	(19,302)
Prepaid expenses	(6,647)
Increase (Decrease) in:	
Accounts payable and accrued expenses	(40,349)
Net cash used by operating activities	(233,200)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	-
Net decrease in cash	(233,200)
Cash and cash equivalents at Beginning of Year	588,997
Cash and cash equivalents at End of Year	$355,797
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
Year Ended March 31, 2002

NOTE 1. NATURE OF BUSINESS

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms, provides investment consulting services to union and multi-employer benefit plans and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful loves of the assets are expensed.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2002.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. RETIREMENT PLAN

The Company has a money purchase plan and defined contribution profit sharing plan which covers substantially all employees. Contributions and costs are determined as twenty five per cent of each covered employee's salary up to the maximum permitted by law and totaled $203,524..

Note 4. LEASES

The Company conducts its operations from facilities that are leased under a five year and five month non-cancelable operating lease dated July 1, 1997 and expiring on December 31, 2002.There is no option to renew the lease beyond this term. The Company also leases additional space in a building owned by its principal stockholder under a three year lease dated October 1, 1998 which expired on September 30, 2001 and was renewed for a two year period beginning October 1, 2001 and ending September 30, 2003. There is no option to renew this lease beyond the expiration date. The following is a schedule of future minimum rental payments required under the above operating leases as of March 31, 2002. Year ending March 31, 2003; $106,150 - 2004; $30,000..

Rental expense for the year ended March 31, 2002 was $134,149.

NOTE 5. CONCENTRATION OF CASH RISK

Financial instruments that could potentially subject the Company to credit risk consist principally of cash accounts in financial institutions. Cash exceeding federally insured limits totaled $218,298. at March 31, 2002.

NOTE 6. INCOME TAXES

The components of income tax expense (benefit) for the year ended March 31, 2002 are as follows:

Current - Federal	$ - 0 -
State	- 0 -
Deferred - Federal	- 0 -
State	- 0 -

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $527,553., which was $522,553. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .13 to 1.

Note 8. New Accounting Pronouncements:

In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which require that goodwill and certain other intangible assets have indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. This statement is effective for the companies 2002 calendar year. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this Statement.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.

These statements are not expected to impact the combined companies results of operations.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2002

MICHAEL T. REMUS
Certified Public Accountant
88 Lakedale Drive, Suite 3, Lawrenceville, NJ 08648
Tel: 609-393-7557
Fax: 609-393-7556

Independent Auditors Report on
Internal Accounting Control

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the financial statements of Thomas P. Reynolds Securities, Ltd. As of March 31, 2002 and have issued my report thereon dated May 28, 2002. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended March 31, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus

Lawrenceville, New Jersey
May 28, 2002

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2002

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bear Stearns Securities Corp., Broadcourt Capital Corp., and Correspondent Services Corporation , A UBS PaineWebber Company.

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE
Year Ended March 31, 2002

NET CAPITAL

Common stock	$1,000
Retained earnings	606,596
Total Credits	607,596

Debits

Equipment less accumulated depreciation	72,086
Haircuts	7,957
Total Debits	80,043
NET CAPITAL	$527,553

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$4,471
Minimum capital requirement	5,000
Net capital in excess of requirements	$523,082

Ratio of Aggregate Indebtedness to Net Capital	.13 to 1

THOMAS P. REYNOLDS SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2002

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$16,188
Accrued rebates	50,848
Total Aggregate Indebtedness	$67,036

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2002

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bear Stearns Securities Corp., Broadcourt Capital Corp., and Correspondent Services Corporation , A UBS PaineWebber Company.

MICHAEL T. REMUS
Certified Public Accountant
88 Lakedale Drive, Suite 3, Lawrenceville, NJ 08648

Tel: 609-393-7557
Fax: 609-393-7556

THOMAS P. REYNOLDS SECURITIES, LTD.

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Fiscal Year Ended March 31, 2002

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Thomas P. Reynolds Securities, Ltd. for the year ended March 31, 2002. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2001 to March 31, 2002, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Thomas P. Reynolds Securities, Ltd. Taken as a whole.

Michael T. Remus

Lawrenceville, New Jersey
May 28, 2002